March 10, 2015

Filed pursuant to Rule 433

Registration Statement No. 333-198118

FMS Wertmanagement

Pricing Term Sheet

U.S.$ 1,500,000,000 1.75% Notes due 2020

Issuer:	FMS Wertmanagement

Issuer Ratings[1]:	AAA by Standard & Poor’s, Aaa by Moody’s Investors Service and AAA by Fitch Ratings

Status of the Notes:	Senior, unsecured, unsubordinated

Currency/Size:	U.S.$ 1,500,000,000.00

Pricing:	March 10, 2015

Settlement:	March 17, 2015 (T + 5)

Maturity:	March 17, 2020

Interest Payment Dates:	March 17 and September 17, with the Notes bearing interest from March 17, 2015, with the initial interest payment being made on September 17, 2015

Coupon:	1.75% per annum, payable semi-annually in arrears, 30/360 unadjusted following

Reoffer Spread vs Midswaps:	MS + 0 bps

Reoffer Spread vs Benchmark:	UST + 16.2 bps

Reoffer Price:	99.933%

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A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Reoffer Yield:	1.764%

Underwriting Commissions:	0.125%

All-in Price:	99.808%

All-in Yield:	1.790% semi-annual

Net Proceeds to the Issuer:	U.S.$ 1,497,120,000.00

Settlement:	DTC (deliverable through Euroclear and Clearstream)

Benchmark:	UST 1.375% due February 29, 2020

Benchmark Yield:	1.602%

Denominations:	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof

Joint-Leads:	Barclays Bank PLC Credit Suisse Securities (Europe) Limited Goldman Sachs International HSBC Bank plc

Business Days:	New York

Listing:	Expected on Luxembourg Stock Exchange

ISIN / CUSIP / WKN	US30254WAG42 /30254W AG4/ A14 J2D

Governing Law:	New York law

The Notes are expected to be listed on the Luxembourg Stock Exchange. Offers and sales in the United States will be made through affiliates of the underwriters that are registered as broker-dealers, acting as U.S. selling agents.

It is expected that delivery of the Notes will occur on or about March 17, 2015, which will be the fifth business day following the initial date of trading of the Notes, such settlement cycle being referred to as “T+5”. Under applicable rules and regulations, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the initial trading date of the Notes and the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes on the initial date of trading of the Notes or the next succeeding business day should consult their own advisor.

The issuer has filed a registration statement (including a preliminary prospectus, which contains information that is not complete and may be changed) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling +1-866-811-8049. The registration statement including the preliminary prospectus may also be accessed through the hyperlink http://www.sec.gov/Archives/edgar/data/1556421/000119312514308506/0001193125-14-308506-index.htm , and the preliminary prospectus supplement may be accessed through the hyperlink http://www.sec.gov/Archives/edgar/data/1556421/000095012315003875/d877889d424b5.htm . Information found through hyperlinks from the above hyperlink is not part of this pricing term sheet.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED, SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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